FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from June 16, 2004, announcing that Registrant has been selected by Telikom Papua New Guinea to provide a hub and 500 DialAw@y IP VSATs for rural telephony services across Papua New Guinea.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher VP Financial Planning and Treasury

Dated: June 17, 2004

Jun 16, 2004

Gilat Selected to Deploy Rural Telephony Network in Papua New Guinea
Network includes hub and 500 DialAw@y IP VSATs supporting telephony, IP, education and health applications

Port Mosby, Papua New Guinea and Petah Tikva, Israel, June 16, 2004 – Telikom Papua New Guinea (PNG) and Gilat Satellite Networks Ltd. (NASDAQ: GILTF) today announced that Gilat has been selected by Telikom PNG to provide a hub and 500 DialAw@y IP VSATs for rural telephony services across the island country. The network is expected to expand to 2,000 sites and will provide support for IP, education and health applications.

Dr. Florian Gubon, Chairman of the Board of Telikom PNG said, “A satellite-based network was ideal in our situation due to the lack of existing infrastructure. There is huge demand for our services and we are very pleased with the development of the rural communities in the wake of this project, which is only the first stage. We look forward to benefiting from Gilat’s experience as we move ahead with this important project.”

Oded Sheshinski, Managing Director of Gilat Australia, said, ” We are proud to have been selected in this tender. We look forward to establishing a long-term relationship with Telikom PNG in which Gilat experience worldwide will contribute to turn this project into a profitable service across Papua New Guinea. “

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity and toll-quality telephony service on a single, low-cost platform. Each unit supports a PC/LAN connection and up to six telephone channels. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access.

DialAw@y IP networks are rapidly deployed, highly scalable and field upgradeable. The remote equipment functions in extreme weather conditions, has a long lifespan and can be monitored from a distance. Ultra-low power consumption (less than 25W) enables the units to operate in remote locations that have minimal or no electricity, by incorporating a single-panel solar system or power generators.

About Telikom PNG Ltd.
Telecommunications in Papua New Guinea is the responsibility of Telikom PNG Limited, a 100% government owned company, which replaced the former PTC. Telikom PNG provides public telecommunication services in Papua New Guinea together with its subsidiaries. Telikom PNG provides a fixed network and cellular services through it’s wholly owned subsidiary, Pacific Mobile Communications Limited. Both companies have a monopoly in local, national and international fixed line and mobile. In addition to voice telephony services, other leased data circuits and Internet services are retailed to local service providers.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com